Contact

www.linkedin.com/in/jeremy-males-ba681653 (LinkedIn)
www.subzerorealty.com (Company)

Top Skills

Sellers
First Time Home Buyers
Real Estate

Jeremy Males

VP of Investments and Broker at Nada
Denton, Texas, United States

Experience

Nada Inc.
3 years 2 months

VP of Investments and Broker
August 2021 - Present (2 years 5 months)

Broker of Record/Director of Sales
November 2020 - August 2021 (10 months)
Dallas-Fort Worth Metroplex

SubZero Realty
Broker/Owner
May 2015 - November 2020 (5 years 7 months)

Crestrock Realty
Broker Associate
January 2009 - May 2015 (6 years 5 months)

Purchase/List/Sell retail and owner finance homes.

Century 21
Real Estate Agent
June 2006 - January 2009 (2 years 8 months)
North Richland Hills

Education

Lamar University
Master's degree, Education Administration · (2007 - 2009)

MidAmerica Nazarene University
Bachelor of Arts (B.A.), English Language and Literature, General · (1997 - 2001)